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                              June 13, 2024

       Gary Bechtel
       Manager
       Red Oak Capital Fund VII, LLC
       5925 Carnegie Boulevard, Suite 110
       Charlotte, NC 28209

                                                        Re: Red Oak Capital
Fund VII, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed May 13, 2024
                                                            File No. 024-12434

       Dear Gary Bechtel:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Form 1-A filed May 13, 2024

       Cover Page

   1.                                                   Rule 253(b)(4) of
Regulation A requires that you fix the volume of securities that you are qualifying in this
offering. Please state the volume of Series A Bonds, bearing interest at
                                                        8%, and Series Ra
Bonds, bearing interest at 8.65% separately that you intend to qualify in this offering here
and elsewhere as appropriate.


       General

   2. We note that you plan to originate, acquire, and manage commercial real estate loans and other commercial real
estate-related debt instruments. However, you have not yet
                                                        identified any assets
to acquire with the net proceeds of this offering. It appears that you are conducting a blind
pool offering. Accordingly, in order to provide investors with adequate information on
your management   s prior performance investing in mortgages
                                                        and real estate,
compensation, your ability to make distributions of principal and interest
 Gary Bechtel
Red Oak Capital Fund VII, LLC
June 13, 2024
Page 2
       on the bonds, please provide the disclosure consistent with Industry Guide 5 or tell us why such disclosure is not appropriate. See Item 7(c) of Part II of Form 1-A for the applicability of Guide 5 to Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any questions.



                                                             Sincerely,
FirstName LastNameGary Bechtel
                                                             Division of
Corporation Finance
Comapany NameRed Oak Capital Fund VII, LLC
                                                             Office of Real
Estate & Construction
June 13, 2024 Page 2
cc:       Rajiv Radia
FirstName LastName